Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

H World Group Limited

華住集團有限公司

(Formerly known as Huazhu Group Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

DATE OF BOARD RESOLUTION IN RELATION TO CASH DIVIDEND

H World Group Limited (the “Company”) announces that the board of directors of the Company (the “Board”) is considering the declaration and payment of a dividend in cash. If the Board decides to proceed, the declaration of dividend will be adopted by Board resolution on or around Wednesday, November 29, 2023 (Hong Kong time).

By order of the Board
H World Group Limited
JI Qi
Executive Chairman

Hong Kong, November 17, 2023

As at the date of this announcement, the Board comprises Mr. JI Qi, the Executive Chairman, and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors.